BMO Funds, Inc.
111 East Kilbourn Avenue
Milwaukee, WI  53202

May 21, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20543

Re:

BMO Funds, Inc. (the “Registrant”)
File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

This letter responds to oral comments received from you on Wednesday, May 14, 2014 regarding Post-Effective Amendment Number 94 to the Registrant’s Form N-1A Registration Statement filed on March 28, 2014 (the “Post-Effective Amendment”) on behalf of the BMO Low Volatility Equity Fund, BMO Dividend Income Fund, BMO Large-Cap Value Fund, BMO Large-Cap Growth Fund, BMO Mid-Cap Value Fund, BMO Mid-Cap Growth Fund, BMO Small-Cap Value Fund, BMO Small-Cap Core Fund, BMO Micro-Cap Fund, BMO Global Low Volatility Equity Fund, BMO Pyrford Global Equity Fund, BMO Pyrford Global Strategic Return Fund, BMO Pyrford International Stock Fund, BMO Global Natural Resources Fund, BMO Lloyd George Emerging Markets Equity Fund, BMO TCH Emerging Markets Bond Fund, BMO Ultra Short Tax-Free Fund, BMO Short Tax-Free Fund, BMO Short-Term Income Fund, BMO Intermediate Tax-Free Fund, BMO Mortgage Income Fund, BMO TCH Intermediate Income Fund, BMO TCH Corporate Income Fund, BMO TCH Core Plus Bond Fund, BMO Monegy High Yield Bond Fund, and BMO Multi-Asset Income Fund (each, a “Fund” and collectively, the “Funds”).  The Registrant filed the Post-Effective Amendment for the purpose of registering Class A, Class R-3, and Class R-6 shares as new share classes and revising the principal investment strategies of the BMO TCH Emerging Markets Bond Fund.

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. O’Neal-Johnson

May 21, 2014

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Post-Effective Amendment.

General

1.

Comment:  Please note that comments made with respect to one Fund apply to the other Funds, as applicable.

Response:  The Registrant has considered the comments with respect to each applicable Fund.

Comments Applicable to each Fund’s Summary Prospectus

2.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please advise whether the expense limitation agreement provides for the recoupment by the Adviser of waived fees or reimbursed expenses. If so, add appropriate disclosure to this sub-section.

Response:  The Registrant supplementally advises that the expense limitation agreement does not provide for the recoupment by the Adviser of waived fees or reimbursed expenses. Accordingly, the Registrant has not added disclosure to this subsection but notes that it discloses this information in the Prospectus under “BMO Funds Information – Advisory Fees.”

3.

Comment:  Under “Fund Summary – Fees and Expenses of the Fund,” please supplementally confirm that the expense limitation agreement will continue in effect for at least one year after the date that the Registrant files its registration statement pursuant to Rule 485(b).

Response:  The Registrant supplementally confirms that the expense limitation agreement is authorized through December 31, 2015.

4.

Comment:  Under “Fund Summary – Fees and Expenses of the Fund,” please supplementally confirm that the expense example only reflects the Adviser’s agreement to waive fees and reimburse expenses for the first year of the periods shown.

Response:  The Registrant supplementally confirms that the expense example only reflects the Adviser’s agreement to waive fees and reimburse expenses for the first year of the periods shown.

Ms. O’Neal-Johnson

May 21, 2014

Comments Applicable to the Low Volatility Equity Fund’s Summary Prospectus

5.

Comment:  Please provide the completed Fees and Expenses of the Fund and Expense Example tables in an appendix to the Registrant’s response letter.

Response:  The Registrant has included the completed tables in Appendix A attached hereto that reflect the fees and expenses of Class A of the Fund, along with the fees and expenses of Class Y and Class I of the Fund, which will also be included in the final prospectus and Statement of Additional Information filed with the SEC.

Comments Applicable to the Micro-Cap Fund’s Summary Prospectus

6.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please review the figure for the largest company by market capitalization in the Russell Microcap® Index.  The figure of $5.8 billion as of January 31, 2014, seems large for a micro-cap company.

Response:  The Registrant respectfully responds by confirming that the largest company by market capitalization in the Russell Microcap® Index is approximately $5 billion.  As of April 30, 2014, the largest company by market capitalization in the Index was approximately $5.1 billion.  However, the Registrant notes that, as of April 30, 2014, only one company within the Index was approximately $5.1 billion, the average market capitalization of the Index was $0.52 billion and the median market capitalization was $0.22 billion.

Comments Applicable to the Pyrford Global Strategic Return Fund’s Summary Prospectus

7.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please add disclosure regarding the maturity strategy, if any, regarding the investment-grade sovereign debt securities in which the Fund will invest.

Response:  The Registrant has made the requested change, adding disclosure to state that the Fund may invest in investment grade sovereign debt securities of any maturity.

Comments Applicable to the Lloyd George Emerging Markets Equity Fund’s Summary
Prospectus

8.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please revise the disclosure to specify the market capitalization of equity securities in which the Fund invests.

Response:  The Registrant has revised the disclosure to clarify that the Fund may invest in equity securities of any market capitalization.

Ms. O’Neal-Johnson

May 21, 2014

Comments Applicable to the Mortgage Income Fund’s Summary Prospectus

9.

Comment:  The Fund was previously named the “BMO Government Income Fund.”  Under “Fund Summary – Principal Investment Strategies,” the Registrant states that “[t]he Fund invests at least 80% of its assets in U.S. government securities.”  Please review the disclosure and advise whether the Fund’s new name and principal investment strategies comply with Rule 35d-1 under the Investment Company Act of 1940, as amended. (“1940 Act”).

Response:  As a principal investment strategy, the Fund has invested, and continues to invest, at least 80% of its net assets in mortgage-related securities issued or sponsored by the U.S. government or its agencies and instrumentalities.  In light of the change in the Fund’s name approved by the Registrant’s Board of Directors as noted above, the non-fundamental investment policy adopted by the Fund to invest “at least 80% of its assets (defined as net assets plus any borrowings for investment purposes) in the types of securities and investments suggested by its name” (as set forth in the Registrant’s Statement of Additional Information under “Investment Policies and Limitations – Other Investment Policies”) requires that the Fund invest at least 80% of its net assets in mortgage-related securities.  Accordingly, the Fund has revised its prospectus disclosure to clarify the Fund’s policy to invest at least 80% of its net assets in mortgage-related securities issued or sponsored by the U.S. government or its agencies and instrumentalities pursuant to Rule 35d-1.  The Registrant notes that this change is reflective of the new name of the Fund in light of the Fund’s 80% policy and does not reflect a change in the investment strategy for the Fund and has no effect on the management of the Fund.

Comments Applicable to the Monegy High Yield Bond Fund’s Summary Prospectus

10.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please add disclosure regarding the maturity strategy, if any, regarding the fixed income securities in which the Fund will invest.

Response:  The Registrant has made the requested change, adding disclosure to state that the Fund may invest in fixed income securities of any maturity.

Comments Applicable to the Multi-Asset Income Fund’s Summary Prospectus

11.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please review the disclosure and advise whether the Fund’s name and principal investment strategies comply with Rule 35d-1 under the 1940 Act.

Response:  The Registrant respectfully responds by stating that the Fund’s use of “multi-asset” in its name does not suggest a particular type of investment or industry, country or geographic region, or tax-exempt status.  Rather, it suggests the type of investment strategy employed by the Fund.  Similarly, the Fund’s use of the word

Ms. O’Neal-Johnson

May 21, 2014

“income” in the Fund’s name reflects the Fund’s investment objective, which is to maximize total return consistent with current income, and does not suggest that the Fund pursues a specific type of investment.  In this regard, the SEC staff provided the following guidance in its responses in Frequently Asked Questions about Rule 35d-1 (Investment Company Names) released by the SEC on December 4, 2001: “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.”  For these reasons, the Registrant believes that the Fund’s name and principal investment strategies comply with Rule 35d-1 and related SEC guidance.

Comments Applicable to Statutory Prospectus

12.

Comment:  Under “Additional Information Regarding Principal Investment Strategies and Risks,” if the Registrant has a policy to provide notice to shareholders prior to changing a Fund’s investment objective, please describe such policy.

Response:  The Registrant does not have a policy regarding providing notice to shareholders about changes in a Fund’s investment objective.  However, management of the Registrant anticipates that it will make a judgment based on the individual facts of any changes in this regard and, in doing so, will determine whether advance notice is required and what form the notice would take.

13.

Comment:  Under “Historical Performance of Similar Accounts,” please change “the Code” to “the Internal Revenue Code of 1986, as amended.”

Response:  The Registrant respectfully explains that it previously defined the Internal Revenue Code of 1986, as amended as the “Code” under “Account and Share Information – Tax Information” in the statutory prospectus.

14.

Comment:  Under “Historical Performance of Similar Accounts,” please revise the disclosure to say that the performance figures are net of all actual fees and expenses, excluding custody fees.

Response:  The Registrant has made the requested change.  Additionally, the Registrant supplementally confirms that the performance figures are net of actual fees and expenses.  However, as noted in the disclosure, the figures are gross of custodian fees.

* * *

Ms. O’Neal-Johnson

May 21, 2014

If you have any questions regarding these responses, please contact the undersigned at 414-765-8241.

Very truly yours, /s/ Michele L. Racadio Michele L. Racadio Secretary cc:

Working Group

Ms. O’Neal-Johnson

May 21, 2014

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A shares of certain BMO Funds.  More information about these and other discounts is available from your financial professional and under “How to Buy Shares – Sales Charge” on page [124] of this Prospectus and under “How to Buy Shares – Waivers and Reductions of Sales Charges – Class A Shares” beginning on page [125] of this Prospectus and “How to Buy Shares” beginning on page [B-36] of the Fund’s Statement of Additional Information.

	Class Y	Class I	Class A
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	5.00%
Maximum Deferred Sales Charge (Load) (as a percentage of shares redeemed within 18 months of purchase)(1)	None	None	1.00%
Redemption Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%	0.50%	0.50%
Distribution (12b-1) Fees	None	None	0.25%
Other Expenses(2)	1.03%	0.78%	0.78%
Acquired Fund Fees and Expenses(3)	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.54%	1.29%	1.54%
Fee Waiver and Expense Reimbursement(4)	(0.63%)	(0.63%)	(0.63%)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(4)	0.91%	0.66%	0.91%

________________

(1)  The Maximum Deferred Sales Charge on Class A shares is applied only to purchases of $1,000,000 or more that are redeemed within 18 months of purchase.

(2)  “Other Expenses” for the Class A shares are based on estimated amounts for the current fiscal year.

(3)  Acquired Fund Fees and Expenses represent the pro rata expense indirectly incurred by the Fund as a result of its investment in other investment companies. Total Annual Fund Operating Expenses shown will not correlate to the Fund’s ratio of expenses to average net assets appearing in the Financial Highlights tables, which do not include Acquired Fund Fees and Expenses.

(4)  BMO Asset Management Corp. (Adviser) has agreed to waive or reduce its investment advisory fee and reimburse expenses to the extent necessary to prevent class total annual operating expenses (excluding interest, taxes, brokerage commissions, other investment-related costs, and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business, and Acquired Fund Fees and Expenses) from exceeding 0.90% for Class Y,  0.65% for Class I, and  0.90% for Class A through December 31, 2015.  This expense limitation agreement may not be terminated prior to December 31, 2015 without the consent of the Fund’s Board of Directors, unless terminated due to the termination of the investment advisory agreement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.  The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example

Ms. O’Neal-Johnson

May 21, 2014

also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are as shown in the table and remain the same.  The costs in the one-year example and for the first year of the three-, five-, and ten-year examples reflect the Adviser’s agreement to waive fees and reimburse expenses through December 31, 2015.  Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:

	Class Y	Class I	Class A
1 Year	$93	$67	$588
3 Years	$425	$347	$903
5 Years	$780	$647	$1,241
10 Years	$1,781	$1,501	$2,192